Medbox, Inc.
8439 West Sunset Blvd., Suite 101
West Hollywood, CA 90069

June 12, 2014

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Attention:   Pamela Long, Assistant Director

Re:      Medbox, Inc.
Amendment No. 2 to Form 10-12G
Filed May 13, 2014
Form 10-Q for Fiscal Quarter Ended March 31, 2014
File No. 000-54928

Ladies and Gentlemen:

The following responses address the comments of the reviewing Staff of the Securities and Exchange Commission (the “Staff”) as  set  forth  in  a  comment  letter dated May 27, 2014 relating to the above-referenced filings of Medbox, Inc. (the "Company"). The answers set forth herein refer to each of the Staff’s comments by number.

Form 10-Q for Fiscal Quarter Ended March 31, 2014

Note 2—Summary of Significant Accounting Policies, page 5

Revenue Recognition, page 7

1.
We note the allowances and refunds recorded in the first quarter due to a reduction in the number of licenses in the San Diego market reversing $962,780 of previously recognized revenue. Your disclosure on page 7 lists the awarding of a license as an example of an appropriate milestone for revenue recognition. Please provide us with a detailed explanation of your basis for previously recognizing this revenue, including the specific milestones previously reached that made recognition of the revenue on the affected contracts appropriate. Also, please clarify your ongoing revenue recognition policy in terms of when it is appropriate to recognize revenue prior to obtain a license.

Response:

It is important to understand that the consulting revenue contracts entered into by the Company are often customized to individual negotiations with the clients.  Some contracts require license procurement as part of the milestones and others do not.  Importantly, under some of the contracts, the Company provided certain money-back guarantees which the Company, while operating in the legal environment at the time, believed would never be triggered.

The basis for previously recognizing the revenue associated with certain San Diego service area contracts was that in addition to having already collected less than half of the revenue to be recognized from each client, significant work was done on each contract to locate and secure appropriate locations for each of the Company’s clients for which partial revenue was recognized. The work done by the Company included identifying properly zoned properties as per the ordinance in effect at the time, and conducting site surveys on said properties. In addition to the use of existing internal manpower resources, the Company incurred significant expenses with outside attorneys, realtors and landlords in order to fulfill what the Company considered was a revenue recognition milestone on these particular contracts for the San Diego service area. At the time of recognizing said revenue there was not additional work that needed to be completed to recognize the portion of the total contract revenue that was recognized ($60,000 of $150,000 total for each contract). However, when the law changed in the first quarter of 2014 severely restricting what locations would qualify, most of the Company’s locations no longer met the zoning requirements. This significant and unexpected change when considered in conjunction with the money back guarantees noted above in many of such contracts required the Company to estimate the impact of this change on possible refunds to clients and the un-collectability of associated accounts receivables.   Consequently, the Company accounted for the change in circumstances in the most conservative manner by reducing first quarter 2014 revenues, establishing a liability for estimated money to be refunded and valuation allowances for previously recorded accounts receivable for the estimated impact of these changes on the aggregate of existing San Diego service area contracts and further disclosed the circumstances and the related impact in the footnotes to the Consolidated Financial Statements.

It is equally important to note that the Company is working with the San Diego service area clients in an effort to mitigate the reported losses to the Company by negotiating with the impacted clients to amend their contracts accordingly.

With respect to ongoing revenue recognition policy prior to obtaining a license, although many of the Company’s contracts with clients require the Company to clearly obtain a license before revenue can be recognized, the Company also has many contracts that do not require the granting of a license.  In many cases the latter type of contracts simply require the Company to provide information to the client that they can incorporate into a license application that they submit. The key point is that the contracts are customized for each client.

Finally, it is important to note that the Company is moving away from the business model of obtaining license for clients for a set upfront fee and instead the Company is in the process of modifying its consulting engagements by providing ongoing management and support services for clients so that the consulting contract would continue in perpetuity. The impact of this is that revenue is expected to be based upon the passage of time and the ability of the individual locations to continue operations. The Company intends to disclose this revenue recognition policy in the quarter in which the new business model impacts the quarterly financial results.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 17

General and Administrative, page 21

2.
We note you have identified general and administrative expenses in the amounts of $235,193 and $263,197 for the periods ended March 31, 2014 and 2013 as “Not explained.” Given the significance of these amounts to your financial statements, please expand your disclosure to include the reasons why you cannot explain what the expenses relate to and why the amount for the first quarter of 2014 decreased from the first quarter of 2013.

Response:

The Company will modify the table to read as follows:

Description of Change	March 31, 2014	March 31, 2013	$ Increase (Decrease)
Initial reporting of VII expenses	$71,230	$-	$71,230
Legal costs	74,960	145,572	(70,612)
Professional accounting services	35,448	-	35,448
Fund raising consultants	23,105	80,000	(56,895)
Investor relations expenses	12,582	-	12,582
Rent expense	50,652	14,021	36,631
Lobbying costs	22,700	53,873	(31,173)
Management fee - Vincent Chase, Inc.	37,500	75,000	(37,500)
Management fee – Kind Clinics	-	61,019	(61,019)
Payroll and consulting	163,127	191,913	(28,786)
Insurance	25,400	-	25,400
Other	46,666	71,284	(24,618)
Total general and administrative	$563,370	$692,682	$(129,312)

In addition, the Company will add the following disclosure:

The insurance expense increase of $25,400 was due to the introduction in 2014 of the directors and officers insurance.

Payroll and consultants expense for the three months ended March 31, 2014, was $163,127, a net decrease of $28,786 from the comparable three months of 2013 as the Company reduced billing rates and use of some consultants.

Cash Flows—Operating Activities, page 22

3.
Please expand your disclosure of cash flow from operating activities to quantify and discuss the underlying reasons for the changes in working capital items reported in your Statements of Cash Flows. Refer to FRC Section 501.13.b and 13.b.1.

Response:

The Company will amend its disclosure on page 22 under Cash Flows—Operating Activities to read as follows:

Cash Flows – Operating Activities

During three months ended March 31, 2014, cash flows used in operating activities were $440,373, consisting primarily of the quarter’s net loss of $1,259,422 reduced for non-cash adjustments of depreciation and amortization of $18,705 and the establishment of a non-cash provision for sales allowances and associated impacts to the valuation allowance for accounts receivables and provision for customer refunds related to the expected impact associated with the change in legislation impacting our San Diego service area clients of $962,780. Additional components of cash used in operating activities were an increase in prepaid expenses and other assets of $172,317 related primarily to the advance funding of $127,000 for the Company’s annual Director and Officers insurance policy, retainer payments of approximately $20,000 to two law firms and a rent deposit of approximately $18,000 related to a potential client retail location, a net increase of accounts receivable of $194,810 consisting of net billings of $1,294,500 offset by net collections and deposit adjustments  of $1,099,690 and a reduction in accounts payable and accrued expenses of $62,628 due to the timing of the payment of trade payables and the overall reduction in operating costs. These operating uses of cash were offset by decreases in inventory of $200,298 which consisted primarily of reductions due to sales of a retail location of $221,374, the write off of inventoried costs associated with Massachusetts of $259,782 offset by increase in inventory costs for new markets of $65,174, a net increase in vaporizer inventory of $13,759 and additional inventory advances paid to our Medbox machine supplier during the quarter of $201,925.  In addition, customer deposits provided net cash during the quarter of $77,021 primarily due to the increase in customer deposits collected on contracts prior to work being completed and revenue recognized.

During the three months ended March 31, 2013 cash flows provided by operating activities were $539,943, consisting primarily of the net decrease in accounts receivable of $1,316,075 resulting from net billings of $1,065,425 offset by net collections of $2,381,500 and an increase in accounts payables and accrued expenses of $260,855 consisting mostly of an accrual for possible future shipments of machines related to one of the consulting agreements in the amount of $300,000 offset by the net reduction of trade payables to vendors  of $39,000. The increase in the cash flows from operating activities was offset by the net loss of $330,380, reduced for the non-cash adjustment of depreciation and amortization of $5,701, the net increase of inventory levels of $172,388 due to retail dispensary construction projects in progress in the state of Arizona, the net decrease of $360,000 in deferred revenue, which is due primarily to a $500,000 reduction in deferred revenue related to the completion of a client contract, offset by additional deposit billings to clients of $120,000 and the increase in prepaid expenses and other assets of $109,920 related primarily to increase in office rent deposit of approximately $38,000 due to additional space leased and additional deposits in the amount of $56,000 for securing locations for future applications in the city of San Diego. In addition during the three months of the first quarter of 2013 loan receivables increased by $70,000.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Very Truly Yours,

/s/ Dr. Bruce Bedrick
Chief Executive Officer